SFED BANCORP, INC.

2003 ANNUAL REPORT

INTRODUCTION

FirstFed Bancorp, Inc. (the "Company") is a financial holding company located in Bessemer, Alabama. Through its subsidiary, First Financial Bank, an Alabama-chartered commercial bank, it serves portions of Jefferson, Shelby, Bibb and Tuscaloosa counties. In March 2002, First Financial Bank was created by the merger of two existing subsidiaries, First Federal Savings Bank and First State Bank of Bibb County. The resulting institution then adopted its current corporate title, "First Financial Bank". Offices are located in Bessemer, Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock.

The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". As of December 31, 2003, there were 2,375,537 shares of common stock outstanding and approximately 375 holders of record of the common stock. The following table sets forth the stock market price ranges of the common stock as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.

	Stock Market Price Range		Cash Dividends Declared
	Low	High	Per Share
Year Ended December 31, 2002:			
First Quarter	$ 6.20	$ 7.20	$ .14
Second Quarter	6.75	7.40	.07
Third Quarter	6.02	8.00	.07
Fourth Quarter	5.83	7.90	.07
Year Ended December 31, 2003:			
First Quarter	$ 6.10	$ 7.69	$ .14
Second Quarter	6.28	7.78	.07
Third Quarter	7.25	8.12	.07
Fourth Quarter	8.00	9.21	.07

LETTER TO STOCKHOLDERS

In reviewing the year 2003, there were several significant events. The Company achieved excellent growth, including exceptional growth in loans of over 30%. It was partially accomplished from the purchase of a branch in Centreville, Alabama, with approximately $8.3 million in deposits and $5.6 million in loans. This transaction enabled the Company to expand and further utilize the existing Centreville branch as the purchased branch was closed. The growth was also accomplished in traditional commercial banking products, including commercial real estate loans and deposit transaction accounts. As loans have grown throughout the year and replaced lower yielding assets, the interest rate spread has begun to improve.

The earnings results for 2003 reflected improvement over the prior year, but did not return to the levels of previous years. As witnessed by community banks in general, our Bank has endured a reduction in interest rate spread. Also, a negative factor impacting results was the write-down of several commercial real estate loans throughout the year. On the other hand, at December 31, 2003, total nonperforming loans decreased to $289,000, or 0.2% of loans receivable, compared to $419,000, or 0.4% of loans receivable at December 31, 2002. Past due loans decreased to $2.3 million, or 1.7% of loans receivable, from $4.8 million, or 4.6%. We believe this reduction in nonperforming and past due loans will contribute to more favorable future results.

I would like to also share some other significant events with you. We are currently in process of constructing a new and expanded full-service facility in Pelham, Alabama. We have outgrown the existing Pelham location which has been under lease. Also, in December 2003, we launched a new checking account called "Beyond Free Checking". This is a totally free checking account with Overdraft Privilege. The Overdraft Privilege Program has been extended to the majority of our customers.

The Company continued the tradition of paying quarterly dividends of $.07 per share plus a special dividend of $.07 per share, for a total annual cash dividend of $.35 per share. We are also pleased to report that the market trading value of the Company's stock increased during 2003.

As we noted last year, the Company has experienced a period of transition and change. We continue to see the benefits of changes and believe the Company is well-positioned for the future. As always, we appreciate your support and interest in our Company. I look forward to reporting to you next year on our continued progress.

Sincerely,

B. K. Goodwin, III
Chairman of the Board, Chief
Executive Officer and President

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2003 and 2002

(Dollar amounts in thousands, except share amounts)

	2003	2002
ASSETS		
Cash and cash equivalents:		
Cash on hand and in banks	$ 2,952	$ 2,919
Interest-bearing deposits in other banks	4,440	21,739
Federal funds sold	229	774
	7,621	25,432
Securities available-for-sale	30,740	30,632
Loans held for sale	1,033	2,229
Loans receivable, net of allowance for loan losses of $1,397 and $1,059, respectively	136,099	104,310
Land, buildings and equipment, net	4,908	4,265
Bank owned life insurance	6,009	5,641
Real estate owned	4,216	1,898
Accrued interest receivable	1,095	1,342
Goodwill and other intangibles	1,216	983
Other assets	1,274	838
	$ 194,211	$ 177,570
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 151,109	$ 139,931
Borrowings	23,780	18,005
Accrued interest payable	217	232
Dividend payable	166	163
Other liabilities	387	431
	175,659	158,762
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized, 3,205,485 issued and 2,375,537 outstanding at December 31, 2003 and 3,159,140 issued and 2,329,192 outstanding at December 31, 2002	32	32
Paid-in capital	8,426	8,159
Retained earnings	16,047	16,467
Deferred compensation obligation	1,969	1,876
Deferred compensation treasury stock (221,283 shares at December 31, 2003 and 209,812 shares at December 31, 2002)	(1,969)	(1,876)
Treasury stock, at cost (829,948 shares at December 31, 2003 and 2002)	(6,088)	(6,088)
Unearned compensation	(416)	(518)
Accumulated other comprehensive income, net	551	756
	18,552	18,808
	$ 194,211	$ 177,570

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002

(Dollar amounts in thousands, except share amounts)

	2003	2002
INTEREST INCOME		
Interest and fees on loans	$ 7,473	$ 8,429
Interest and dividends on securities:		
Taxable	1,350	1,884
Tax exempt	23	32
Other interest income	159	320
Total interest income	9,005	10,665
INTEREST EXPENSE		
Interest on deposits	3,137	4,021
Interest on borrowings	900	895
Total interest expense	4,037	4,916
Net interest income	4,968	5,749
Provision for loan losses	1,141	1,956
Net interest income after provision for loan losses	3,827	3,793
NONINTEREST INCOME		
Service and other charges on deposit accounts	1,457	1,246
Gain on sale of investments	299	8
Gain on sale of loans	-	482
Bank owned life insurance	368	346
Other income	215	150
Total noninterest income	2,339	2,232
NONINTEREST EXPENSE		
Salaries and employee benefits	3,152	2,983
Nonrecurring pension expense	-	238
Office building and equipment expense	805	700
Data processing expense	421	462
Other operating expense	1,399	1,542
Total noninterest expense	5,777	5,925
Income before income taxes	389	100
Benefit for income taxes	(14)	(101)
NET INCOME	$ 403	$ 201
AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	2,314,055	2,277,916
BASIC EARNINGS PER SHARE	$ .17	$ .09
AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	2,355,219	2,308,901
DILUTED EARNINGS PER SHARE	$ .17	$ .09
DIVIDENDS DECLARED PER SHARE	$ .35	$ .35

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2003 and 2002

(Dollar amounts in thousands, except share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Deferred Compen-sation Obligation	Deferred Compen-sation Treasury Stock	Treasury Stock	Unearned Compen-sation	Accumulated Other Compre-hensive Income (Loss)	Compre-hensive Income
BALANCE, December 31, 2001	$ 31	$ 8,081	$ 17,079	$ 1,766	$ (1,792)	$ (6,088)	$ (666)	$ 55	
Net income	-	-	201	-	-	-	-	-	$ 201
Change in unrealized gain on securities available-for-sale, net of tax of ($394)	-	-	-	-	-	-	-	701	701
Comprehensive income	-	-	-	-	-	-	-	-	$ 902
Amortization of unearned compensation	-	-	-	-	-	-	152	-	
Awards under stock plans	-	4	-	-	-	-	(4)	-	
Dividends declared ($.35 per share)	-	-	(813)	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(33)	-	-	-	-	-	-	
Purchase of Deferred Compensation Treasury Stock	-	-	-	114	(114)	-	-	-	
Distribution of Deferred Compensation Treasury Stock	-	-	-	(30)	30	-	-	-	
Amortization of Deferred Compensation	-	-	-	26	-	-	-	-	
Stock issued under Dividend Reinvestment Plan	1	107	-	-	-	-	-	-	
BALANCE, December 31, 2002	$ 32	$ 8,159	$ 16,467	$ 1,876	$ (1,876)	$ (6,088)	$ (518)	$ 756	
Net income	-	-	403	-	-	-	-	-	$ 403
Change in unrealized gain on securities available-for-sale, net of tax of ($123)	-	-	-	-	-	-	-	(205)	(205)
Comprehensive income	-	-	-	-	-	-	-	-	$ 198
Amortization of unearned compensation	-	-	-	-	-	-	132	-	
Awards under stock plans	-	30	-	-	-	-	(30)	-	
Exercise of stock options	-	146	-	-	-	-	-	-	
Dividends declared ($.35 per share)	-	-	(823)	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(25)	-	-	-	-	-	-	
Purchase of Deferred Compensation Treasury Stock	-	-	-	116	(116)	-	-	-	
Distribution of Deferred Compensation Treasury Stock	-	-	-	(23)	23	-	-	-	
Stock issued under Dividend Reinvestment Plan	-	116	-	-	-	-	-	-	
BALANCE, December 31, 2003	$ 32	$ 8,426	$ 16,047	$ 1,969	$ (1,969)	$ (6,088)	$ (416)	$ 551	

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

(Dollar amounts in thousands)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 403	$ 201
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation, amortization and accretion	501	292
Provision (credit) for deferred income taxes	(179)	304
Provision for loan losses	1,141	1,956
Provision for real estate losses	-	14
Loan fees (cost) deferred, net	230	(31)
Gain on sale of investments	(299)	-
Gain on sale of fixed assets	-	(91)
Gain on sale of loans	-	(482)
Loss on sale of real estate, net	70	75
Origination of loans held for sale	(19,656)	(15,847)
Proceeds from the sale of loans held for sale	20,852	25,610
Provision for deferred compensation	116	114
Increase in surrender value of Bank Owned Life Insurance	(368)	(346)
Decrease (increase) in operating assets, net of effects of purchase of branch:		
Accrued interest receivable	247	498
Other assets	(92)	137
Increase (decrease) in operating liabilities, net of effects of purchase of branch:		
Accrued interest payable	(15)	(71)
Other liabilities	(44)	(508)
Net cash provided by (used in) operating activities	2,907	11,825
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash acquired in purchase of branch, net	2,458	-
Proceeds from maturities, calls and repayments of securities available-for-sale	7,269	7,890
Proceeds from maturities and payments received on securities held-to-maturity	-	3,827
Proceeds from the sale of securities held-to-maturity	-	1,472
Proceeds from sale of securities available-for-sale	6,048	-
Purchase of securities held-to-maturity	-	(4,000)
Purchase of securities available-for-sale	(13,610)	(3,495)
Purchase of Bank Owned Life Insurance	-	(750)
Proceeds from sale of real estate and repossessed assets	1,618	2,189
Net loan originations	(31,514)	(9,218)
Proceeds from sale of fixed assets	-	116
Capital expenditures	(963)	(1,077)
Net cash provided by (used in) investing activities	(28,694)	(3,046)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in deposits, net	2,878	(6,138)
Repayment of borrowings	(5,250)	-
Proceeds from borrowings	11,025	1,005
Proceeds from exercise of stock options	146	-
Proceeds from dividend reinvestment	116	107
Cash dividends paid	(823)	(812)
Purchase of treasury stock for Deferred Compensation Plan	(116)	(114)
Net cash provided by (used in) financing activities	7,976	(5,952)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,811)	2,827
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,432	22,605
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,621	$ 25,432

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. At the beginning of the prior year, the Company was the holding Company and sole shareholder of First Federal Savings Bank ('First Federal") and FSC. FSC was the sole shareholder of First State Bank of Bibb County ("First State"). During 2002, First Federal and First State were merged and the name changed to First Financial Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Bank, through eight branch offices located in Alabama, is engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating 1-4 family mortgage loans, commercial real estate loans, commercial and installment loans. These services are provided in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate herein is the allowance for loan losses.

Securities

The Company classifies securities as either available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity. During 2002, management decided to reclassify all previously classified held-to-maturity securities as available-for-sale.

Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive income. This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Restricted stock consists primarily of Federal Home Loan Bank ("FHLB") stock, a required stock holding, and is carried at cost, as there is no readily available market for these shares and management believes fair value approximates cost.

Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. As of December 31, 2003 and 2002, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

Loans Receivable

Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

The accrual of interest on loans is discontinued and an allowance established when a loan becomes 90 days past due and, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractural principal and interest is no longer in doubt.

Interest income recognized on nonaccrual loans outstanding at December 31, 2003 and 2002, would have increased by approximately $15,000 and $18,000, respectively, had interest income been recorded under the original terms of the loan. Interest income on non-performing loans included in interest income for the year ended December 31, 2003, was approximately $8,000 and $14,000, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had $289,000 and $419,000 total loans designated as impaired at December 31, 2003 and 2002, respectively. The average investment in impaired loans for the years ended December 31, 2003 and 2002 was $794,000 and $822,000, respectively.

Loan Origination Fees and Related Costs

Nonrefundable fees associated with loan originations, net of direct costs associated with originating loans, are deferred and amortized over the contractual lives of the loans or the repricing period for certain loans using the level yield method. Such amortization is reflected in "Interest and fees on loans" in the accompanying Consolidated Statements of Income.

Loan commitment fees are recognized in income upon expiration of the commitment period, unless the commitment results in the loan being funded.

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations,* which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based on the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed during the years ended December 31, 2002 and 2003, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2002, to December 31, 2003.

Long-Lived Assets

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting therefrom is reflected in the accompanying Consolidated Statements of Income.

The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

Mortgage Servicing Rights

The Company from time to time sells its originated loans into the secondary market. During 2002, the Company sold approximately $10 million of mortgage loans to Federal National Mortgage Association ("FNMA"). For FNMA sales, mortgage servicing rights ("MSRs") are capitalized based on relative fair values of the mortgages and MSRs when the mortgages are sold and the servicing is retained.

For the valuation of mortgage servicing rights, management obtains external information, evaluates overall portfolio characteristics and monitors economic conditions to arrive at appropriate prepayment speeds and other assumptions. Impairment is recognized for the amount by which MSRs exceed their fair value. The Company amortizes MSRs over the estimated lives of the underlying loans in proportion to the resultant servicing income stream.

Derivatives

The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Bank's forward contracts and rate lock commitments to customers as of December 31, 2003 and 2002, were not material.

Comprehensive Income

Comprehensive income is the total of net income and unrealized gains and losses on securities available-for-sale, net of income taxes. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales and calls of securities available-for-sale during the years ended December 31, 2003 and 2002; however, the net realized gains/losses were not material.

Statements of Cash Flows

For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.

	2003	2002
SUPPLEMENTAL CASH FLOW INFORMATION:	(In thousands)	
Cash paid during the period for-		
Income taxes	$ 271	$ 122
Interest	4,052	4,987
Non-cash transactions-		
Transfers of loans receivable to real estate owned	4,552	2,932
Transfer of loans receivable to loans held-for-sale	-	9,455
Noncash compensation under stock plans	30	4
Transfer of investments from held-to-maturity to available-for sale	-	11,018
Acquisition of loans in branch purchase	5,600	-
Acquisition of deposits in branch purchase	8,300	-

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is as follows:

	Year Ended December 31, 2003			Year Ended December 31, 2002		
	Basic	Dilutive Effect of Options Issued	Diluted	Basic	Dilutive Effect of Options Issued	Diluted
Net income	$ 403,000	-	$ 403,000	$ 201,000	-	$ 201,000
Shares available to common stockholders	2,314,055	41,164	2,355,219	2,277,916	30,985	2,308,901
Earnings Per Share	$ 0.17	-	$ 0.17	$ 0.09	-	$ 0.09

Options to purchase 33,094 and 66,574 shares of common stock at prices in excess of the average market price were outstanding at December 31, 2003 and 2002, respectively, but not included in the computation of diluted EPS. There were 35,145 and 43,931 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2003 and 2002, respectively. These shares are outstanding but not included in the computation of earnings per share.

Stock-Based Compensation

In accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2003 and 2002, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except share amounts):

	2003	2002
Net income - as reported	$ 403	$ 201
Stock-based compensation expense, net of tax	(96)	(20)
Net income - pro forma	$ 307	$ 181
Earnings per share - as reported - basic	.17	.09
Earnings per share - pro forma - basic	.13	.08
Earnings per share - as reported - diluted	.17	.09
Earnings per share - pro forma - diluted	.13	.08

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Expected dividend yield	4.17%	5.19%
Expected stock price volatility	31%	36%
Risk-free interest rate	3.20%	2.65%
Expected life of options	5 years	5 years

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 was not material.

In December 2003, the FASB issued SFAS 132 (revised 2003), which revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by SFAS 87, *Employers' Accounting for Pensions*, SFAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and SFAS 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. This Statement retains the disclosure requirements contained in SFAS 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements ending after December 15, 2003. The effect of this Statement on the Consolidated Financial Statements is disclosed in Note 10.

In May 2003, the FASB issued SFAS 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently does not have any of the types of financial instruments defined in this SFAS and therefore the effect of this Statement on the Consolidated Financial Statements was not material.

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting research Bulletin ("ARB") 51, *Consolidated Financial Statements*, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation were effective for all financial statements issued after January 31, 2003. The consolidation requirements applied to all variable interest entities created after January 31, 2003. This Interpretation was amended in October 2003 by FASB Staff Position ("FSP") 46-6, *Effective Date of FASB Interpretation No. 46, Consolidated of Variable Interest Entities*. This FSP deferred the effective date for applying the provisions of FIN 46 for interests held by public companies in variable interest entities or potential variable interest entities created before February 1, 2003. In December 2003, FIN 46R was issued, which again deferred the effective date for interests held by public companies in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The effect of this Interpretation was not material.

Branch Purchase

During September 30, 2003, the Bank purchased all loans and assumed all deposits of a branch in Centreville, Alabama from First Federal of the South. Approximately $8.3 million in deposits were assumed at a premium of 3%, or $250,000. Total loans of approximately $5.6 were purchased and approximately $2.5 in cash was received. This transaction enabled the Bank to expand and further utilize the existing Centreville branch.

2. SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY:

The amortized cost, approximate fair value and gross unrealized gains and losses of the Bank's securities as of December 31, 2003 and 2002, were as follows:

	SECURITIES AVAILABLE-FOR-SALE							
	2003				2002			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
				(In thousands)				
U. S. Government Agency securities	$ 11,990	$ 40	$ (9)	$ 12,021	$ 11,782	$ 156	$ -	$ 11,938
Corporate Bonds	15,014	821	(31)	15,804	14,306	956	-	15,262
Obligations of states and political subdivisions	200	12	-	212	525	19	-	544
Mortgage-backed securities	1,330	29	(1)	1,358	1,874	50	-	1,924
Restricted stock, at cost	1,345	-	-	1,345	964	-	-	964
	$ 29,879	$ 902	$ (41)	$ 30,740	$ 29,451	$ 1,181	$ -	$ 30,632

There were no securities held-to-maturity for the years ended December 31, 2003 and 2002.

The amortized cost and estimated fair value of debt securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ -	$ -
Due after one year through five years	25,483	26,176
Due after five years through ten years	1,721	1,861
	27,204	28,037
Restricted stock	1,345	1,345
Mortgage-backed securities	1,330	1,358
	$ 29,879	$ 30,740

Securities available-for-sale totaling $7,507,000 and $7,040,000 were pledged as collateral against certain public deposits at December 31, 2003 and 2002, respectively. Deposits associated with pledged securities had an aggregate balance of $6,387,000 and $6,259,000 at December 31, 2003 and 2002, respectively.

Proceeds from sales of available-for-sale securities were $6.0 million in 2003 and gross gains of $299,000 were realized on those sales. There were no proceeds from available-for-sale securities in 2002. Proceeds from sales of held-to-maturity securities were $1.5 million in 2002 and gross gains of $8,000 were realized on those sales. There were no gross losses realized in 2003 or 2002.

The following table shows the combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(In thousands)			
U.S. Government Agency securities	$ 990	$ 9	$ -	$ -	$ 990	$ 9
Corporate Bonds	1,731	31	-	-	1,731	31
Mortgage-backed securities	198	1	-	-	198	1
Total	$ 2,919	$ 41	$ -	$ -	$ 2,919	$ 41

At December 31, 2003, the Company had four individual investment positions that were in an unrealized loss position or impaired for the time frames indicated above. All of these investment positions' impairments are deemed not to be other-than-temporary impairments. The majority of the positions have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the positions. The Company does not expect any other-than-temporary impairments to develop related to these investment positions.

3. LOANS RECEIVABLE:

Loans receivable at December 31, 2003 and 2002, consisted of the following:

	2003	2002
	(In thousands)	
Mortgage loans:		
One-to-four family residential	$ 53,468	$ 47,534
Commercial real estate	41,854	17,415
Construction	27,277	24,542
Other	101	369
Commercial loans	7,485	7,406
Consumer loans	7,563	8,171
	137,748	105,437
Less --		
Allowance for loan losses	1,397	1,059
Net deferred loan fees	252	68
	$ 136,099	$ 104,310

Substantially all of the Bank's customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Bank has established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of its borrowers to meet their obligations is dependent upon local economic conditions.

In the ordinary course of business, the Bank makes loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2003 and 2002, were $2,997,000 and $3,264,000, respectively. During the year ended December 31, 2003, new loans totaled $5,018,000, repayments were $5,226,000 and loans to parties who are no longer related totaled $59,000.

An analysis of the allowance for loan losses is detailed below.

	For the Year Ended December 31,	
	2003	2002
	(In thousands)	
Balance, beginning of period	$ 1,059	$ 775
Provision	1,141	1,956
Charge-offs	(882)	(1,726)
Recoveries	79	54
Balance, end of period	$ 1,397	$ 1,059

4. MORTGAGE SERVICING RIGHTS:

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced were $5,408,000 and $7,880,000 at December 31, 2003 and 2002, respectively. The loans are subserviced by a third party.

The balance of capitalized servicing rights included in other assets at December 31, 2003 and 2002, was $75,000 and $102,000, respectively. The servicing rights are recorded at cost which approximates fair value. The following summarizes mortgage servicing rights.

	2003	2002
	(In thousands)	
Beginning balance	$ 102	$ -
Mortgage servicing rights capitalized	-	153
Write downs	-	(45)
Amortization	(27)	(6)
Ending balance	$ 75	$ 102

5. LAND, BUILDINGS AND EQUIPMENT:

Land, buildings and equipment at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
	(In thousands)	
Land	$ 1,656	$ 1,023
Buildings and improvements	3,644	3,511
Furniture and equipment	2,314	2,120
	7,614	6,654
Less: Accumulated depreciation	2,706	2,389
	$ 4,908	$ 4,265

6. REAL ESTATE OWNED:

Real estate owned was $4,216,000 and $1,898,000 at December 31, 2003 and 2002, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined. There was no valuation allowance on real estate owned at December 31, 2003 and 2002.

7. GOODWILL AND OTHER INTANGIBLE ASSETS:

Total goodwill at December 31, 2003 and 2002, was $983,000. The core deposit intangible asset was $233,000 at December 31, 2003, with an original cost of $250,000 and accumulated amortization of $17,000. There was no core deposit intangible at December 31, 2002. Amortization expense for 2003 was $17,000 and $0 for 2002. Estimated amortization expense related to core deposit intangible assets for the next five years is as follows: $50,000 in 2004, $50,000 in 2005, $50,000 in 2006, $50,000 in 2007, and $33,000 in 2008.

8. DEPOSITS:

Deposits at December 31, 2003 and 2002, were as follows:

	2003	2002
	(In thousands)	
Transaction accounts	$ 35,844	$ 29,552
Savings accounts	25,519	23,813
Savings certificates	89,746	86,566
	$ 151,109	$ 139,931

The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $19,711,000 and $15,174,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the scheduled maturities of savings certificates were as follows:

	2003	2002
	(In thousands)	
Within one year	$ 44,115	$ 40,109
One to three years	32,642	27,642
Three to five years	12,989	18,815
	$ 89,746	$ 86,566

Interest on deposits for the year ended December 31, 2003 and 2002, consisted of the following:

	2003	2002
	(In thousands)	
Transaction accounts	$ 46	$ 76
Savings accounts	155	230
Savings certificates	2,936	3,715
	$ 3,137	$ 4,021

9. BORROWINGS:

The Company has long-term Federal Home Loan Bank ("FHLB") advances of $17,000,000 at December 31, 2003 and 2002. The advances are at a fixed rate of 5.20% and have a maturity date of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a 3-month floating London Interbank Offered Rate ("LIBOR"), at which time the Bank may terminate the advance. The Bank has a blanket lien on its one-to-four family first mortgage loans pledged as collateral to the FHLB.

The Company has a $1,500,000 line of credit with an outstanding balance of $1,080,000 and $1,005,000 at December 31, 2003 and 2002, respectively. The line of credit is at LIBOR plus 2.25% and has a maturity date of May 20, 2004. The stock of FSC and the Bank are pledged as collateral.

The following presents information concerning short-term borrowings with the FHLB at December 31, 2003. There were no short-term borrowings at December 31, 2002. Such short-term borrowings are issued on normal banking terms.

	2003
	(In thousands)
Other short-term borrowings:	
Balance	$ 5,700
Daily weighted-average rate during year	1.19%
Weighted-average rate at year end	1.15%

10. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

Defined Benefit Pension Plan

First Financial has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at, or during, the years ended December 31, 2003 and 2002:

	2003	2002
Change in benefit obligation:	(In thousands)	
Benefit obligation at beginning of year	$ 2,250	$ 2,549
Service cost	156	203
Interest cost	118	131
Actuarial (gain) loss	(75)	257
Benefits and expenses paid	(242)	(890)
Benefit obligation at end of year	2,207	2,250
Change in plan assets:		
Fair value of plan assets at beginning of year	1,535	2,119
Actual gain (loss) on plan assets	252	(132)
Employer contribution	342	438
Benefits and expenses paid	(242)	(890)
Fair value of plan assets at end of year	1,887	1,535
Funded status of plan:		
Funded status of plan	(320)	(715)
Unrecognized actuarial loss	723	986
Unrecognized prior service cost	-	1
Unrecognized net transition asset	(1)	(3)
Net asset recognized - prepaid pension cost	$ 402	$ 269

The accumulated benefit obligation for the defined benefit pension plan was $1.6 million and $1.3 as of December 31, 2003 and 2002, respectively.

Net periodic pension cost for 2003 and 2002 includes the following components:

Service cost	$ 156	$ 203
Interest cost	118	131
Expected return on plan assets	(80)	(121)
Amortization of transitional asset	(2)	(2)
Recognized actuarial loss	17	27
Effective settlement	-	238
Net periodic benefit cost	$ 209	$ 476

In fiscal 2002, in accordance with FASB No. 88, a Settlement resulted in an accelerated expense charge caused by the recognition of previously unrecognized losses which had resulted from lower interest rates and pension plan performance being less than estimated.

Assumptions used to determine the net periodic pension cost for the years ended December 31, 2003 and 2002 (the measurement date), include the following:

	2003	2002
Weighted average discount rate	6.75%	7.25%
Weighted average expected return on plan assets	8.00%	9.00%
Rate of annual compensation increase	4.75%	4.75%

Assumptions used to determine the benefit obligations at December 31, 2003 and 2002 (the measurement date), include the following:

	2003	2002
Weighted average discount rate	6.25%	6.75%
Rate of annual compensation increase	5.00%	4.75%

The expected long-term rate of return for the pension plan's total assets is based on historical returns of the target allocation categories. The pension plan's long-term rate of return would meet or exceed the 8.0% expected long-term rate of return.

The Company's pension plan weighted-average asset allocations and target allocations at December 31, 2003 and 2002, by asset category, are as follows:

	Plan Assets at December 31,	
	2003	2002
Asset Category:		
Equity Securities	26%	32%
Debt Securities	44%	54%
Cash equivalents	30%	14%
Total	100%	100%

	Target Allocation at December 31,	
	2003	2002
Asset Category:		
Equity Securities	10-50%	10-50%
Debt Securities	20-95%	20-95%
Cash equivalents	10-30%	10-30%
Total	100%	100%

The investment strategy for the pension plan assets is to seek high current income and some capital appreciation while accepting a low to moderate level of risk. Management meets periodically to review the strategy of the plan and to review the performance of the plan assets and trustee.

Generally, the Company contributes the maximum amount deductible based on current income tax laws.

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the years ended December 31, 2003 and 2002, was approximately $69,000 and $62,000, respectively. Unearned compensation related to the ESOP was approximately $381,000 and $475,000 at December 31, 2003 and 2002, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The total amount deferred for the years ended December 31, 2003 and 2002, was approximately $34,000 and $34,000, respectively. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 221,283 and 209,812 shares of the Company's common stock as of December 31, 2003 and 2002, respectively. These shares are considered in the calculation of EPS.

Stock Option Plans

The Company has four stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan"), the 1995 Stock Option and Incentive Plan (the "1995 Plan") and the 2001 Stock Incentive Plan (the "2001 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options become exercisable on a basis as determined by the Stock Option Committee. In 2002, all options were exercisable at the date of grant. In 2003, 12,500 options will be exercisable in December 2004 and all other options were exercisable at the date of grant. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2003 and 2002, follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	168,400	$ 6.49	164,400	$ 6.47
Granted	27,000	8.27	4,000	7.25
Exercised	(19,000)	5.44	-	-
Forfeited	(26,390)	6.80	-	-
Outstanding at end of year	150,010	6.88	168,400	6.49
Exercisable at end of year	137,510	6.88	168,400	6.49
Weighted average fair value of options granted	$ 1.66		$ 3.11	

There were no shares and 13,000 shares in the 1995 Plan available for future grants at December 31, 2003 and 2002, respectively.

The following table summarizes information about these stock options at December 31, 2003:

Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $7.75	100,816	3.72 years	$5.94
$8.00 - $9.13	45,620	7.61 years	$8.52
$12.13 - $12.50	3,574	5.36 years	$12.43
	150,010		

The 1995 Plan allows for the grant of restricted stock awards. Each director of the Company has received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for each of the years ended December 31, 2003 and 2002, was approximately $17,000 and $42,000, respectively. At December 31, 2003 and 2002, unearned compensation related to these awards was approximately $0 and $17,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

Incentive Compensation Plan

The Company maintains the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award, and compensation is earned ratably over the stipulated three year vesting period. There were 3,734 and 611 shares of restricted stock awarded during the periods ended December 31, 2003 and 2002, respectively. The compensation expense related to the Restricted Stock awards for the years ended December 31, 2003 and 2002, was approximately $18,000 and $17,000, respectively. At December 31, 2003 and 2002, unearned compensation related to the Restricted Stock awards was approximately $35,000 and $24,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options granted are immediately exercisable. The Incentive Compensation Plan awards of options and restricted stock were issued from the 2001 Plan. Options expire no later than 10 years from date of grant. In 2002, all options were exercisable at the date of grant. In 2003, 55,000 options will be exercisable in December 2004 and all other options were exercisable at the date of grant. An analysis for the years ended December 31, 2003 and 2002, follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	78,655	$ 7.49	75,600	$ 7.51
Granted	128,670	8.36	3,055	6.75
Exercised	(6,590)	6.58	-	-
Forfeited	(17,235)	6.90	-	-
Outstanding at end of year	183,500	8.13	78,655	7.49
Exercisable at end of year	128,500	8.13	78,655	7.49
Weighted average fair value of options granted	$ 1.68		$ 2.89	

The following table summarizes information about these stock options at December 31, 2003:

Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $8.00	40,925	5.45 years	$6.81
$8.12 - $11.00	142,575	9.44 years	$8.51
	183,500		

There were 97,595 and 231,017 shares in the 2001 Plan and Incentive Compensation Plan combined, which were available for future grants at December 31, 2003 and 2002, respectively.

11. INCOME TAXES:

The provision (credit) for income taxes for the years ended December 31, 2003 and 2002, was as follows:

	2003	2002
	(In thousands)	
Current:		
Federal	$ 140	$ (339)
State	25	(66)
	165	(405)
Deferred:		
Federal	(174)	254
State	(5)	50
	(179)	304
Totals	$ (14)	$ (101)

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2003 and 2002, were as follows:

	2003	2002
	(In thousands)	
Pre-tax income at statutory rates	$ 132	$ 34
Add (deduct):		
Tax exempt income	(133)	(128)
Employee stock ownership plan expense	(14)	(22)
Other, net	1	15
Totals	$ (14)	$ (101)

The components of the net deferred tax asset as of December 31, 2003 and 2002, were as follows:

	2003	2002
	(In thousands)	
Deferred tax asset:		
Retirement and other benefit plans	$ 393	$ 439
Allowance for loan losses	530	439
Other	38	17
	961	895
Deferred tax liability:		
Deferred loan fees	(71)	(80)
FHLB stock dividend	(203)	(203)
Unrealized gain on securities available-for-sale	(302)	(425)
Depreciation	(214)	(315)
Other	(55)	(58)
	(845)	(1,081)
Net deferred tax asset (liability)	$ 116	$ (186)

12. COMMITMENTS AND CONTINGENCIES:

Loan Commitments

The Bank's policy as to collateral and assumption of credit risk for loan commitments are essentially the same as those for extensions of credit to its customers. At December 31, 2003, the Bank's loan commitments outstanding to originate and fund single-family mortgage loans, construction loans, commercial loans, home equity loans and lines of credit totaled $30.1 million to be held in the Bank's loan portfolio. These commitments expire or mature as follows: $9.2 million within 90 days, $3.9 in 91-180 days, $9.6 million in 181 days to one year, $2.6 in one to three years, and $4.8 million in five to ten years.

Leases

First Financial has a lease agreement for a building in which a branch office is located. Rental expense under this lease was $31,000 and $30,000 for the years ended December 31, 2003 and 2002, respectively. The lease agreement expires May 31, 2004. Future minimum lease payment under the lease in effect at December 31, 2003, is $13,000 for 2004.

Employment Agreements

The Company and the Bank have employment agreements with two executive officers which provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on December 31, 2006, and the maximum aggregate liability to the Company at December 31, 2003, is approximately $1.0 million.

Litigation

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

13. STOCKHOLDERS' EQUITY:

Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2003, no dividend payments could be paid without such prior approval.

The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the Plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the Plan. At December 31, 2003 and 2002, 96,325 shares and 79,304 shares, respectively, had been purchased for participants under the Plan. The costs associated with this Plan were immaterial during the years ended December 31, 2003 and 2002.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2003 and 2002, are as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
FINANCIAL ASSETS:				
Cash on hand and in banks	$ 2,952	$ 2,952	$ 2,919	$ 2,919
Interest-bearing deposits in other banks	4,440	4,440	21,739	21,739
Federal funds sold	229	229	774	774
Securities available-for-sale	30,740	30,740	30,632	30,632
Loans held for sale	1,033	1,033	2,229	2,229
Loans receivable, net	136,099	137,323	104,310	106,039
Accrued interest receivable	1,095	1,095	1,342	1,342
FINANCIAL LIABILITIES:				
Deposits	$ 151,109	$ 155,365	$ 139,931	$ 140,348
Borrowings	23,780	24,485	18,005	19,248
Accrued interest payable	217	217	232	232

In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows. In that regard, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments, and they are not intended to represent a measure of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks, Interest-Bearing Deposits in Other Banks, and Federal Funds Sold

The carrying value of highly liquid instruments, such as cash on hand, interest-bearing deposits in financial institutions and federal funds sold, are considered to approximate their fair values.

Securities Available-for-Sale and Securities Held-to-Maturity

Substantially all of the Company's securities have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on securities approximates fair value.

Loans Held for Sale

All of the Company's loans held for sale are to be sold to third-party investors and have a readily determinable fair value.

Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for other types of loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates fair value.

Deposits

The fair value of deposit liabilities with no stated maturity are disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

The economic value attributable to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation above. The carrying amount of accrued interest on deposits approximates fair value.

Borrowings

The fair value of FHLB advances are estimated using a discounted cash flow calculation that applies the rate currently offered for borrowings of similar terms and remaining maturity. The carrying amount of accrued interest on FHLB advances approximates fair value.

The fair value of the amount outstanding under the variable rate line of credit and accrued interest approximates their fair value.

Off-Balance Sheet Instruments

Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.

15. OTHER NONINTEREST EXPENSE

The principal components of other noninterest expense for the years ended December 31, 2003 and 2002, were as follows:

	2003	2002
	(In thousands)	
Legal and professional	$ 141	$ 191
Supplies and printing	100	95
Insurance and bonds	117	98
Advertising	87	65
Merger expense	-	185
Other expense	954	908
	$ 1,399	$ 1,542

16. PARENT COMPANY FINANCIAL STATEMENTS:

Separate condensed financial statements of the Company as of and for the years ended December 31, 2003 and 2002, are presented below:

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
ASSETS:		
Interest-bearing deposits	$ 140	$ 142
Investment in subsidiaries	17,361	16,790
Bank owned life insurance	1,592	1,490
Other assets	799	1,630
	$ 19,892	$ 20,052
LIABILITIES:		
Borrowings	$ 1,080	$ 1,005
Dividend payable	166	163
Other liabilities	94	76
	1,340	1,244
STOCKHOLDERS' EQUITY:		
Preferred stock	-	-
Common stock	32	32
Paid-in-capital	8,426	8,159
Retained earnings	16,047	16,467
Deferred compensation obligation	1,969	1,876
Deferred compensation treasury stock	(1,969)	(1,876)
Treasury stock	(6,088)	(6,088)
Unearned compensation	(416)	(518)
Accumulated other comprehensive income, net	551	756
	18,552	18,808
	$ 19,892	$ 20,052

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
Income from subsidiaries:		
Dividends	$ -	$ 1,005
Interest	25	33
Other income	101	100
Operating expense	(573)	(446)
Income (loss) before income taxes and equity in undistributed current year subsidiaries' earnings	(447)	692
Income tax benefit	201	149
Income (loss) before equity in undistributed current year subsidiaries' earnings	(246)	841
Distribution in excess of current year subsidiaries' earnings	-	(640)
Equity in undistributed current year subsidiaries' earnings	649	-
Net income	$ 403	$ 201

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)

	2003	2002
Operating Activities:		
Net income	$ 403	$ 201
Distribution in excess of (equity in) current year earnings of subsidiaries'	(649)	640
	(246)	841
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of unearned compensation	132	152
Increase in cash surrender value of Bank Owned Life Insurance	(102)	(99)
Provision for deferred compensation	116	114
Other, net	700	(1,465)
Net cash provided by (used in) operating activities	846	(1,298)
Financing Activities:		
Proceeds from exercise of stock options	146	-
Proceeds from dividend reinvestment	116	107
Dividends paid	(823)	(812)
Purchase of treasury stock for Deferred Compensation Plan	(116)	(114)
Proceeds from borrowings	825	1,005
Repayment of borrowings	(750)	-
Net cash provided by (used in) financing activities	(602)	186
Increase (decrease) in cash and cash equivalents	(2)	(271)
Cash and cash equivalents at beginning of year	142	413
Cash and cash equivalents at end of year	$ 140	$ 142

17. SEGMENT DISCLOSURE:

The Company considers the holding company a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.

The Company's segment disclosure is as follows for the years ended December 31, 2003 and 2002:

	2003			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 4,943	$ 25	$ -	$ 4,968
Provision for loan losses	1,141	-	-	1,141
Noninterest income	2,238	101	-	2,339
Noninterest expense	5,204	573	-	5,777
Income (loss) before income taxes	836	(447)	-	389
Income tax expense (benefit)	187	(201)	-	(14)
Net income (loss)	$ 649	$ (246)	$ -	$ 403
Total assets	$192,195	$ 19,892	$ (17,876)	$194,211
Capital expenditures	$ 963	$ -	$ -	$ 963
Goodwill	$ 983	$ -	$ -	$ 983

	2002			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 5,716	$ 33	$ -	$ 5,749
Provision for loan losses	1,956	-	-	1,956
Noninterest income	2,132	1,105	(1,005)	2,232
Noninterest expense	5,479	446	-	5,925
Income before income taxes	413	692	(1,005)	100
Income tax expense (benefit)	48	(149)	-	(101)
Net income	$ 365	$ 841	$ (1,005)	$ 201
Total assets	$175,921	$ 20,052	$ (18,403)	$177,570
Capital expenditures	$ 1,077	$ -	$ -	$ 1,077
Goodwill	$ 983	$ -	$ -	$ 983

Depreciation expense is not disclosed separately by segment, since this is not considered a significant component of the profitability of a financial institution.

18. REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2003 and 2002, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.

Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Bank, as applicable, are as follows:

	December 31, 2003 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 16,820	11.5%	N/A	N/A	N/A	N/A
First Financial Bank	15,509	10.8%	$ 5,761	4.0%	$ 8,642	6.0%
Total Risk-Based Capital						
Consolidated	$ 18,057	12.3%	N/A	N/A	N/A	N/A
First Financial Bank	16,906	11.7%	$ 11,523	8.0%	$ 14,404	10.0%
Tier 1 Leverage						
Consolidated	$ 16,820	9.0%	N/A	N/A	N/A	N/A
First Financial Bank	15,509	8.3%	$ 7,506	4.0%	$ 9,382	5.0%

	December 31, 2002 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 16,967	13.9%	N/A	N/A	N/A	N/A
First Financial Bank	14,938	12.3%	$ 4,871	4.0%	$ 7,307	6.0%
Total Risk-Based Capital						
Consolidated	$ 18,026	14.8%	N/A	N/A	N/A	N/A
First Financial Bank	15,997	13.1%	$ 9,743	8.0%	$ 12,178	10.0%
Tier 1 Leverage						
Consolidated	$ 16,967	9.4%	N/A	N/A	N/A	N/A
First Financial Bank	14,938	8.3%	$ 7,171	4.0%	$ 10,757	5.0%

INDEPENDENT AUDITORS' REPORT

The Board of Directors
FirstFed Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Birmingham, Alabama
January 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of FirstFed Bancorp, Inc. (the "Company") and its subsidiaries as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FINANCIAL HIGHLIGHTS

The Company's net income for 2003 totaled $403,000, or $.17 per share on a diluted basis. This is an 88.9% increase over the $.09 per share, or $201,000, earned for 2002. The Company's financial condition and earning performance for 2003 were influenced by the acquisition of $8.3 million in deposits and $5.6 million in loans during the third quarter of 2003, and other factors, the key components of which are summarized below.

- Total loans increased by $31.8 million, or 30.5%, and total deposits increased by $11.2 million, or 8.0%. A portion of these increases were attributed to the acquisition of deposits and loans discussed herein.
- Net interest income after provision for loan losses increased modestly, despite a decrease of $781,000, or 13.6%, in net interest income due primarily to a reduction in interest rate spread as prevailing rates continued at historically low levels.
- The provision for loan losses declined $815,000, or 41.7%. The total nonperforming loans decreased to $289,000, or 0.2% of loans receivable at December 31, 2003 compared to $419,000, or 0.4% of loans receivable at December 31, 2002.
- Noninterest income increased $107,000, or 4.8%, primarily due to increased deposit-related fee income and to gains on sales of investments.
- Noninterest expense decreased $148,000, or 2.5%, primarily due to a nonrecurring pension expense of $238,000 in 2002.

GENERAL AND CRITICAL ACCOUNTING POLICIES

Organization and Basis of Presentation

The Company is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. During 2002, First Federal, a subsidiary of the Company, and First State, a subsidiary of FSC, were merged and the name changed to First Financial Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Allowance for Loan Losses

The Company's allowance for loan losses is determined quarterly in accordance with Statement of Financial Accounting Standards ("SFAS") 5, *Accounting for Contingencies,* and SFAS 114, *Accounting by Creditors for Impairment of a Loan,* as amended. The allowance is reflected in the Consolidated Statements of Financial Condition as a contra-account to loans thereby stating loans at an estimated realizable value. The allowance is recorded by the provision for loan losses in the Consolidated Statements of Income when losses are estimated to have occurred. The loan losses are than charged against the allowance when the loan is determined uncollectible. Any recoveries are credited to the allowance.

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known.

Each quarter a Watch List Report is prepared. Watch List loans are comprised of non-performing loans and other loans that have been graded by internal loan review as a Watch List loan. These loans are specifically reviewed for impairment and an allowance established as needed. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. All remaining loans are considered non-watch list loans. The allowance needed for non-watch list loans is determined by applying a loss factor based on the most recent twelve quarter average loss experience by loan portfolio type. The calculation of allowance methodology and assumptions used are continually reviewed and adjusted accordingly if factors change.

Liquidity

Liquidity refers to the ability of the Company to meet its cash flow requirements in the normal course of business, including loan commitments, deposit withdrawals, liability maturities and ensuring that the Company is in a position to take advantage of investment opportunities in a timely and cost-efficient manner. Management monitors the Company's liquidity position and reports to the Board of Directors monthly. The Company may achieve its desired liquidity objectives through management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments, the continuous maturing of other interest-earning assets, the possible sale of available-for-sale securities and the ability to securitize certain types of loans provide sources of liquidity from an asset perspective. The liability base provides sources of liquidity through deposits.

Traditionally, the Bank's principal sources of funds have been deposits, principal and interest payments on loans and proceeds from interest on investments and maturities of investments. If needed, sources of additional liquidity include borrowing abilities from the FHLB-Atlanta and correspondent banks. See Note 13 of the Notes to Consolidated Financial Statements regarding capital resources.

Pending Accounting Pronouncements

In October 2003, the American Institute of Certified Public Accountants ("AICPA") issued SOP 03-3, which addresses accounting for differences between contractual cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors form displaying accretable yield and nonacretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. There is no impact to the Consolidated Financial Statements until a business combination is completed.

COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003 AND 2002, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Changes in Financial Condition

During the third quarter ended September 30, 2003, the Bank acquired deposits and loans from a branch in Centreville, Alabama, from First Federal of the South. Approximately $8.3 million in deposits were assumed at a premium of 3%, or $250,000. Total loans of approximately $5.6 million were purchased and approximately $2.5 million in cash was received. The purchased branch was merged into the Bank's existing Centreville branch enabling the Bank to maximize utilization of the existing Centreville branch.

Cash and cash equivalents decreased $17.8 million, or 70.1%, to $7.6 million at December 31, 2003, compared to $25.4 million at December 31, 2002. The decrease in cash and cash equivalents was primarily the result of an increase in portfolio loan originations.

Securities available-for-sale and held-to-maturity increased slightly to $30.7 million at December 31, 2003. The increase was the result of securities purchases of $13.6 million, offset by maturities and calls totaling $7.3 million and sales of $6.0 million. There was a slight decrease in fair value.

Loans receivable, net, at December 31, 2003, were $136.1 million, an increase of $31.8 million, or 30.5%, from $104.3 million at December 31, 2002. The increase in loans receivable, net, was substantially due to the increased portfolio originations in connection with a new treasury-based, adjustable-rate commercial mortgage program. The increase is also attributable to $5.6 million in loans acquired in connection with the branch purchase discussed above.

The Company's consolidated allowance for loan losses increased to $1.4 million at December 31, 2003, from $1.1 million at December 31, 2002. This increase of $300,000 was primarily due to a provision of $1.1 million, less charge-offs over recoveries of

$800,000, to maintain the allowance at a level believed appropriate to cover losses inherent in the portfolio. Nonperforming loans, which represents nonaccruing loans, at December 31, 2003, decreased to $289,000, or 0.2% of loans receivable, from $419,000, or 0.4% of loans receivable at December 31, 2002.

Land, building, and equipment, net, increased $643,000, or 15.1%, to $4.9 million at December 31, 2003. The increase is primarily the result of construction in process on a new and expanded Pelham branch location. The new building is needed as a result of growth at that location. The current Pelham facility is under lease which expires in May 2004.

Real estate owned was $4.2 million at December 31, 2003, an increase of $2.3 million from December 31, 2002, as a result of foreclosures, net of dispositions. The increase is primarily the result of three commercial foreclosures of one borrower, totaling approximately $2.5 million, during the fourth quarter of 2003. Real estate owned is recorded at the lower of cost or the fair value less estimated cost to dispose.

The Company owns Bank Owned Life Insurance ("BOLI") on certain key officers. The life insurance policies can be used to provide funding for liabilities associated with certain existing employee benefits. Income earned on the policies will offset, to some extent, benefit expenses. Increases in the cash surrender value of the policies are recorded as a component of noninterest income.

Total deposits increased $11.2 million to $151.1 million at December 31, 2003, compared to $139.9 million at December 31, 2002. This increase was substantially the result of the purchase of a branch in Centreville, Alabama, with total deposits of $8.3. The remaining growth was primarily in the Bank's deposit transaction accounts.

Borrowings increased $5.8 million to $23.8 million at December 31, 2003. The increase was substantially the result of overnight borrowings to fund loan demand.

Stockholders' equity decreased $256,000 to $18.6 million at December 31, 2003. The net decrease in equity during the year ended December 31, 2003, was primarily attributable to dividends declared of $800,000, or $.35 per share, partially offset by earnings of $403,000 and stock totaling $262,000 issued under the Dividend Reinvestment Plan and upon the exercise of stock options.

General Results of Operations

Net income for the year ended December 31, 2003, was $403,000, an increase of $202,000 from the prior year's amount of $201,000. The increase was substantially the result of a decrease in the provision for loan losses, offset by a decrease in net interest income primarily related to a decrease in the interest rate spread.

Interest Income

Total interest income decreased to $9.0 million for the year ended December 31, 2003, from $10.7 million for the year ended December 31, 2002. This decrease was primarily the result of a decrease in the average yield on interest earning assets to 5.3% during the year ended December 31, 2003, from 6.4% for the year ended December 31, 2002.

Interest on loans decreased $956,000 to $7.5 million for the year ended December 31, 2003, from $8.4 million for the year ended December 31, 2002. There was a decrease in the average yield on loans to 6.1% for the year ended December 31, 2003, from 7.9% for the year ended December 31, 2002. The average balance of loans between years increased as a result of portfolio originations.

Interest earned on securities decreased $543,000 to $1.4 million for the year ended December 31, 2003, from $1.9 million for the year ended December 31, 2002. The decrease was primarily the result of a reduction in the average yield on investments to 4.9% for the year ended December 31, 2003, compared to 5.8% for the year ended December 31, 2002 plus a decrease in the average balance on investments.

Interest on federal funds sold and interest-bearing deposits decreased $161,000 to $159,000 for the year ended December 31, 2003, from $320,000 for the year ended December 2002. This decrease was primarily attributable to a decrease in average yield to 0.8% for the year ended December 31, 2003, from 1.2% for the year ended December 31, 2002, in addition to a decrease in the average balance of federal funds sold and interest-bearing deposits. The Company has decreased the high amount of cash and cash equivalents during 2003 through increased loan originations.

Interest Expense

Total interest expense for the year ended December 31, 2003, was $4.0 million compared to $4.9 million for the year ended December 31, 2002. Interest expense on deposits for the year ended December 31, 2003, was $3.1 million compared to $4.0 million for the year ended December 31, 2002. This decrease was primarily the result of a decrease in the average rate paid on deposits to 2.1%, from 2.8% for the year ended December 31, 2002. The average balance of deposits increased between fiscal 2003 and fiscal 2002. Interest expense on borrowings increased as a result of the interest on a line of credit which had an average balance outstanding during fiscal 2003 of $1.0 million, compared to $500,000 in fiscal 2002.

Net Interest Income

Net interest income for the year ended December 31, 2003, decreased approximately $800,000, to $5.0 million from $5.8 million for the previous year. This decrease was primarily the result of a decrease in the net interest spread to 2.9% from 3.3% in the prior period.

Provision for Loan Losses

The provision for loan losses is a function of the evaluation of the allowance for loan losses. Management increased the Company's total allowance for loan loss by a provision of $1.1 million during the year ended December 31, 2003 compared to $2.0 million during the year ended December 31, 2002. The Company's allowance for loan losses is based on management's evaluation of losses inherent in the loan portfolio and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class and the estimated value of underlying collateral.

The Bank segregates its loan portfolio into problem and non-problem loans. The Bank then determines the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

During 2002, the Company's primary financial institution, a federal savings bank, was merged with and into a subsidiary with a commercial state bank charter. In connection with the merger, the State Superintendent required that First Financial change certain methodologies previously used to evaluate loan losses, which resulted in additional loan loss provisions in order to maintain the allowance at a level believed appropriate to absorb losses inherent in the portfolio. Also, loan charge-offs were recorded which resulted in additional loan loss provisions. The Company continually evaluates its credit risk and makes provisions for loan losses as deemed appropriate in the period incurred.

Noninterest Income

Noninterest income for the year ended December 31, 2003, totaled $2.3 million as compared to $2.2 million for the year ended December 31, 2002. The increase was primarily the result of increases in fee income and fees from loans sold in the secondary market. There was also a slight increase in income due to increases in cash surrender value changes on BOLI.

Noninterest Expense

Noninterest expense for the year ended December 31, 2003, totaled $5.8 million, compared to $5.9 million for the year ended December 31, 2002. Salaries and employee benefits increased $169,000 for the year ended December 31, 2003, when compared to the prior year. The increase was substantially the result of an increase in incentive pay when compared to the prior year. During 2002, the Company recorded a nonrecurring pension expense of $238,000, related to the payment of a pension obligation. In accordance with FASB No. 88, a Settlement resulted in an accelerated expense charge caused by the extremely low interest rates and pension plan performance being less than estimated. Office building and equipment expense for the year ended December 31, 2003, increased slightly when compared to the prior year primarily as the result of the addition of the new Hueytown location. Data processing expense for the year ended December 31, 2003, decreased slightly when compared to the prior year, substantially as a result of efficiencies in data processing resulting from the merger of the subsidiary financial institutions. The decrease in other operating expenses resulted from merger-related expenses of approximately $185,000 recorded in fiscal 2002.

Income Taxes

Federal and state income tax benefits decreased $87,000, to a credit of $14,000 in the year ended December 31, 2003, from a credit of $101,000 for the year ended December 31, 2002. The decrease in the credit was primarily the result of the increased taxable net income for the year ended December 31, 2003, as compared to the year ended December 31, 2002. The net income before tax for the year ended December 31, 2003, was $389,000, but the taxable net income was reduced by BOLI tax-free income of $368,000 and other items, which resulted in the recording of a tax credit.

Change in Independent Public Accountants

On June 18, 2002, the Company determined not to renew the engagement of its independent public accountants, Arthur Andersen LLP ("Andersen") and appointed KPMG LLP ("KPMG") as its new independent public accountants, effective immediately. This determination followed the Company's decision to seek proposals from independent accountants to audit the Company's financial statements for the fiscal year ended December 31, 2002. The decision not to renew the engagement of Andersen and to retain KPMG, subject to KPMG's acceptance process, was approved by the Company's Board of Directors upon the recommendation of its Audit Committee. Andersen's report on the Company's 2001 financial statements was issued in March 2002, in conjunction with the filing of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through June 18, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement(s) in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of the Company and subsidiaries as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting disclosures.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through June 18, 2002, the Company did not consult with KPMG regarding any of the matters or events.

Forward-Looking Statements

This report, including Management's Discussion and Analysis, includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein are: substantial changes in interest rates, changes in the general economy, and changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

BOARDS OF DIRECTORS

FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Fred T. Blair
Retired, First Federal Savings Bank

James B. Koikos
Owner, Bright Star Restaurant

E. H. Moore, Jr.
President and Owner, Buddy Moore Trucking, Inc.

James E. Mulkin
President, Mulkin Enterprises

G. Larry Russell
Certified Public Accountant

Directors Emeritus

A. W. Kuhn
Retired, Bessemer Housing Authority

Malcolm E. Lewis
Retired, Polar Storage Locker Plant

Advisory Board of Bibb County

William Elbert Belcher, III
Owner, Belcher Forest Products, Inc.

R. Hugh Edmonds
Owner, Hugh Edmonds Realty

Milton R. Fulgham
Retired, First State Bank

Randall J. Gilmore
Real Estate Development

Albert L. Green
Retired, N.D. Cass, Co.

Joe E. Weeks
Owner, J & J Metal and Salvage and Tannehill General

OFFICERS

Executive Officers of FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Lynn J. Joyce
Chief Financial Officer, Executive Vice President, Secretary and Treasurer

Jeff V. Williams
Senior Vice President

Officers of First Financial Bank

W. Paul Province
Compliance and Audit Officer

Brenda M. Baswell
Vice President of Operations

Cathy N. Ackerman
Assistant Vice President and Branch Manager

W. Max Adams
Assistant Vice President and Branch Manager

Chris Alvis
Assistant Vice President and Loan Officer

John F. Ammons
Assistant Vice President and Branch Manager

Pamela Gamble
Assistant Vice President and Branch Manager

Miranda Leach
Assistant Vice President and Branch Manager

Robert Nelson, III
Assistant Vice President and Loan Officer

Neil Walker
Assistant Vice President and Branch Manager

Charlotte White
Assistant Vice President and Branch Manager

J. Alton Yeager
Assistant Vice President

Linda Parish
Collections Officer

COMPANY DATA

ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 27, 2004, at 4:30 P.M.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Birmingham, Alabama

ANNUAL REPORT ON FORM 10-KSB

The December 31, 2003, Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available on or after April 1, 2004, upon written request to all stockholders of record free of charge from the following:

Lynn J. Joyce, Secretary
FirstFed Bancorp, Inc.
1630 4th Avenue North
Post Office Box 340
Bessemer, AL 35021-9988

OFFICE LOCATIONS

Main Office (Bessemer): 1630 4th Avenue North 35020, (205) 428-8472
Centreville Office: 125 Birmingham Road 35042, (205) 926-4651
Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Hueytown Office: 1243 Hueytown Road 35023, (205) 497-4100
Pelham Office: 56 Pelham Plaza Shopping Center 35124, (205) 664-1824
Vance Office: 18704 Highway 11 North 35490, (205) 633-0904
West Blocton Office: Main Street 35184, (205) 938-7881
Woodstock Office: Highway 5 35188, (205) 938-7813

WEB PAGE ADDRESS

www.firstfedbessemer.com